KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended September 30,
	2013	2012
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$2,430	$1,283
Add:
Fixed charges	704	550
Amortization of capitalized interest	4	4
Distributed income of equity investees	217	187
Less:
Interest capitalized from continuing operations	(38)	(18)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	—
Income as adjusted	$3,317	$2,006

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$676	$528
Add:
Portion of rents representative of the interest factor	28	22
Fixed charges	$704	$550

Ratio of earnings to fixed charges	4.71	3.65